UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 333-157618 CUSIP NUMBER:

(Check One): ___ Form 10-K    Form 20-F    Form 11-K       X   Form 10-Q    ___Form 10-D  Form N-SAR
        ____Form N-CSR

For Period Ended:  September 30, 2010

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Brazil Gold, Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  800 Bellevue Way, Suite 400

City, State and Zip Code:  Bellevue, WA, USA 98004

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)    x

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the fiscal period ended September 30, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, the Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to November 15, 2010.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

W. SCOTT LAWLER                                                      951                                           676-4900
(Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X       Yes               No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net loss from continuing operations for the quarter ended September 30, 2010, to be slightly in excess of $1,419,000, compared to a net loss from continuing operations for the same period from the prior fiscal year of $4,946. The reason for this increase in net loss for the current quarter is attributable expenses of $1,075,000 for stock based compensation, $160,00 for a write-off of note receivable, $90,000 in consulting fees, $62,000 in professional fees, $11,000 in office and administration and $9,000 in marketing and travel , compared to only $4,818 in professional fees and $505 in office and administration for the same period from the prior fiscal year.

Brazil Gold, Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 12, 2010                                                                                                         By: /s/ J. Roland Vetter

                                                                   Name & Title: J. Roland Vetter: Title: CFO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.